Room 4561

March 7, 2007

Mr. Steve Barber
Chief Executive Officer
Xyratex Ltd.
Langstone Road
Havant PO9 1SA
United Kingdom

> **Re: Xyratex Ltd.**
> **Form 20-F for the Fiscal Year Ended November 30, 2006**
> **Filed February 20, 2007**
> **Form 6-K Filed January 4, 2007**
> **File No. 000-50799**

Dear Mr. Barber:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended November 30, 2006

Item 5. Operating and Financial Review and Prospects (Management's Discussion and Analysis of Financial Condition and Results of Operations), page 40

Results from Continuing Operations, page 46

1.   We note your disclosure on pages 48 and 51 of gross profit excluding the impact of equity compensation expense. This appears to be a non-GAAP measure.

Please tell us how you have considered General Instruction C(e) of Form 20-F and the requirements of Item 10(e)(1) of Regulation S-K.

Item 15. Controls and Procedures, page 82

Changes in Internal Control Over Financial Reporting, page 83

2.   We note your disclosure that "there have been no significant changes in the Company's internal controls or in other factors that could significantly affect our internal controls over financial reporting subsequent to the period ended 30 November 2006". Please note that Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended November 30, 2006 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will revise your Item 308(c) disclosure in future filings.

Form 6-K Filed January 4, 2007

3.   We believe the columnar format of the "Reconciliation of GAAP Net Income From Continuing Operations to Non-GAAP Net Income" appearing in your earnings release furnished on Form 6-K may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation in future filings, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K.

4.   Your disclosures indicate that the non-GAAP measures exclude items which you believe are not indicative of your "core" operating results. It is unclear to us why these excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. While we note that these costs may be subject to only limited management influence or control, they nonetheless appear to represent part of your operating results. Please explain your basis for concluding that these costs are not part of your core operations and why you believe such disclosure is appropriate.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief

Mr. Steve Barber
Xyratex Ltd.
March 7, 2007
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